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                                                                   Exhibit 23.02






                         CONSENT OF INDEPENDENT AUDITORS


The Plans Administration Committee
Citigroup Inc.:

We consent to the incorporation by reference in the Registration Statements No. 333-25605 and No. 333-78039 on Forms S-8 of Travelers Property Casualty Corp. of our report dated June 21, 2000 relating to the statements of net assets available for plan benefits of the Travelers Group 401(k) Savings Plan as of December 31, 1999 and 1998, and the related statements of changes in net assets available for plan benefits, for the years then ended, and the related supplemental schedule of assets held for investment purposes at end of year, which report appears in the December 31, 1999 annual report on Form 10-K/A-1 as an amendment to the 1999 Annual Report on Form 10-K of Travelers Property Casualty Corp.


/s/ KPMG LLP



June 28, 2000